United States securities and exchange commission logo





                              May 22, 2023

       David M. Garfinkle
       Executive Vice President and Chief Financial Officer
       CoreCivic, Inc.
       5501 Virginia Way
       Brentwood, TN 37027

                                                        Re: CoreCivic, Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-16109

       Dear David M. Garfinkle:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Asset Impairments, page 69

   1. We note your discussion regarding the risk for asset impairments associated with owned facilities, including
the carrying values of seven of your idled facilities as of December
                                                        31, 2022. Although you
indicate your idled facilities are currently available and are being actively marketed to
potential customers, considering five of the seven facilities listed with an aggregate
carrying value of approximately $124 million have been idled since at least 2016, please
further address in greater detail how you determined that each of the idled facilities have
not been impaired during the fiscal years presented. In your response, tell us when you
performed your impairment analysis and specifically address the assumptions as to the
probability of obtaining future contracts to utilize such facilities in the future given the
significant duration for which the facilities have been idle.
 David M. Garfinkle
CoreCivic, Inc.
May 22, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Isaac Esquivel, Staff
Accountant at 202.551.3395 with any questions.



FirstName LastNameDavid M. Garfinkle                      Sincerely,
Comapany NameCoreCivic, Inc.
                                                          Division of
Corporation Finance
May 22, 2023 Page 2                                       Office of Real Estate
& Construction
FirstName LastName